

02003979

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-49287

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

3/8/02 FV

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RAMIUS SECURITIES, LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

666 THIRD AVENUE, 26th Floor
(No. and Street)

SEC MAIL PROCESSING RECEIVED MAR 01 2002 WASH, D.C. 365 SECTION

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW M. STROBER (212) 845-7950
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PRICEWATERHOUSECOOPERS, LLP

(ADDRESS) Number and Street	City	State	Zip Code
1177 AVENUE OF THE AMERICAS	NEW YORK	NY	10036

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

3/4/02 FV

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (1-78)

OATH OR AFFIRMATION

I, ANDREW M. STROBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RAMIUS SECURITIES, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

SAMANTHA ADDONIZIO
NOTARY PUBLIC, State of New York
No. 02AD5044719
Qualified in New York County
Commission Expires 6/5/03

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ramius Securities, L.L.C.

Statement of Financial Condition

As of December 31, 2001

Ramius Securities, L.L.C.
Statement of Financial Condition
Table of Contents



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of Ramius Securities, L.L.C.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Ramius Securities, L.L.C. (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

February 20, 2002

PricewaterhouseCoopers LLP

Ramius Securities, L.L.C.
Statement of Financial Condition
As of December 31, 2001

Assets		
Cash and cash equivalents		$ 1,483,856
Receivable from brokers		8,533,974
Investments		
Securities owned on deposit at the clearing brokers, at fair value (cost $95,241,985)	$ 94,596,204	
Other investments, at fair value	20,536,569	115,132,773
Interest and dividends receivable		748,491
Unrealized gain on swap transactions, at fair value		123,510
Other assets		24,433
Total assets		$ 126,047,037
Liabilities and Member's Capital		
Liabilities		
Securities sold, but not yet purchased, at fair value (proceeds $38,050,315)		$ 35,415,332
Payable to brokers		26,623,225
Interest and dividends payable		187,111
Unrealized loss on swap transactions, at fair value		11,895
Payable to affiliate		586,791
Accrued expenses and other liabilities		144,000
Total liabilities		62,968,354
Member's capital		63,078,683
Total liabilities and member's capital		$ 126,047,037

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Ramius Securities, L.L.C. (the "Company"), a Delaware limited liability company formed on July 1, 1996, became registered as a broker-dealer under Federal and Delaware securities laws in May of 1997. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities as the Company operates as an introducing broker-dealer firm, and accordingly, claims exemption from Securities and Exchange Commission Rule 15c3-3 based upon section (k)(2)(ii).

2. Significant Accounting Policies

Securities owned, including options and securities sold, but not yet purchased, are stated at fair value obtained from independent pricing sources including exchange and broker quotations, with unrealized gains and losses reflected in income. Purchases and sales of securities and the related revenues and expenses are recorded on a trade-date basis with net trading gains (losses) included in income. Interest income and expense is recognized on an accrual basis. Dividend income and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

Other investments (primarily comprised of investments in private funds managed by an affiliate of the Company's member or the Company's member) are stated at fair value based on the Company's share in the net assets of the underlying private fund. Income from such private funds, which includes the Company's share of realized and unrealized gains/losses, net investment income and expenses, is included in income. Factors considered by the private funds in valuing their underlying investments include, but are not limited to, the type of investment, purchase price, marketability, current financial condition and operating results, and other pertinent information. Because of the inherent uncertainty of valuation for the private funds' underlying investments, which are valued by the investment managers of the private funds, the estimate of fair value may differ from the value that would have been used had a ready market existed for these investments, and the differences could be material.

Swap transactions are valued at fair value based on a pricing model which, when the underlying assets are freely transferable and are either listed on a national exchange or traded over-the-counter, are valued by reference to the prices of the underlying assets in accordance with the provisions set forth above.

The Company considers investments in money market funds and other highly liquid investments with original maturities of three months or less which are deposited with a bank to be cash equivalents.

Furniture and equipment (included in other assets) are depreciated on a straight-line basis over their useful lives, generally 5 to 7 years.

No provision for federal, state and local income taxes has been made in the accompanying financial statements as the individual members of the Company's member are responsible for their proportionate share of the Company's taxable income.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Investments**

Securities owned
Securities owned and securities sold, but not yet purchased, at December 31, 2001 consist of the following:

	Securities Owned	Securities Sold, but Not Yet Purchased
Common stock	$ 38,624,009	$ 30,141,167
Convertible bonds	40,786,119	-
Preferred stock	129,960	-
Convertible preferred stock	5,491,209	-
Corporate bonds and debentures	9,070,488	5,247,819
Options	453,262	24,862
Warrants	-	1,484
Rights	41,157	-
	$ 94,596,204	$ 35,415,332

With respect to the Company's trading in derivative instruments, the following table summarizes the open contractual or notional amounts as of December 31, 2001 and the year-end fair values (which are also the carrying values):

	Year-End Notional/ Contracts Amount	Fair Value at December 31, 2001	
		Assets	Liabilities
Equity options	$ 11,223,250	$ 453,262	$ 24,862
Warrants	177,387	-	1,484
Equity swaps	6,511,911	29,676	11,895
Debt swaps	5,000,000	93,834	-

The Company engages in investments with off-balance-sheet risk in the normal course of trading securities. These investments include securities sold, but not yet purchased and option contracts which have been written. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted prices and thereby create a liability to purchase the securities in the market at prevailing prices. In addition, if an option written by the Company is exercised, then the Company would be obligated to purchase the security in the market at the prevailing price. Accordingly, these transactions involve, to varying degrees, elements of market risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, or options exercised, may exceed the amount recognized in the statement of financial condition.

During the year, the Company entered into equity swaps with an investment partnership managed by an affiliate of the Company's member and a master fund managed by the Company's member. These swaps involved agreements to exchange cash flows based on the appreciation/depreciation of individual stocks from within the United States.

All option positions are reported at fair value in the accompanying statement of financial condition. As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the market values of the underlying instruments. The market risk of options held is limited to the market value of the options.

Swap transactions are stated at fair value with unrealized gains reported as an asset and unrealized losses reported as a liability on the statement of financial condition. A realized gain or loss is recorded upon termination of each swap transaction.

Other investments
At December 31, 2001, other investments of the Company included investments in the following:

- RCG Latitude Master Fund, Ltd., which is managed by the Company's member, invests primarily in leveraged convertible arbitrage strategies that seek to realize a profit by capturing the differential between the yield of a convertible security and that of its underlying security. The fair value included in other investments was $6,171,091.
- RCG Carpathia Master Fund, Ltd., which is managed by the Company's member, invests primarily in private debt claims purchased and publicly traded securities of bankrupt, distressed, and restructured companies purchased and sold short. The master fund engages in short sales for both hedging and investment purposes. The fair value included in other investments was $8,806,341.
- Leonardo L.P., which is managed by an affiliate of the Company's member, invests primarily in convertible preferred bonds and convertible preferred stocks purchased, and bond options that contain the right to purchase or obtain securities sold short at a fixed purchase or conversion price. The fair value included in other investments was $2,208,674.

Through its other investments, the Company is subject to market and credit risk from investment and derivative transactions entered into by the underlying partnership and funds. The Company's risk is embedded in its interest in each of these underlying investments.

At December 31, 2001, other investments of the Company also included certain positions for which the Company holds restricted shares. Such shares are valued by the Member at a discount to the quoted market price as the Company is currently restricted from disposing of its holdings. At December 31, 2001, securities valued in this manner approximated $4,084,000. In addition, a principal of the Member serves on the board of directors of this company.

4. Receivable from/Payable to Brokers

The clearing operations for the Company's investment transactions are provided by several brokers. At December 31, 2001, amounts payable to and receivable from brokers reflected in the statement of financial condition are amounts due to and from such brokers. Proceeds from short sales equal to the market value of securities sold, but not yet purchased, are restricted until the Company purchases the securities sold short. All securities owned are on deposit at the clearing brokers and can be rehypothecated by the clearing brokers. The Company is subject to credit risk should these brokers be unable to fulfill their obligations.

5. Payable to Affiliate

Payable to affiliate represents amounts paid by such affiliate, for certain expenses, on behalf of the Company.

6. Commitments

As of December 31, 2001, the Company has entered into an agreement to underwrite an offering of common stock. The amount of gross proceeds to the issuer and the portion that the Company is firmly committed to sell depends on a variety of factors set forth in the underwriting agreement, including the minimum, maximum and actual amount requested by the issuer, the minimum price established by the issuer, the selling period, and the minimum bid price necessary for listing on the principal market. As of December 31, 2001, the agreement provides that the Company is firmly committed to sell the first $1,000,000 requested to be sold in each selling period. Any amounts sold in excess of $1,000,000 will be done so on a best efforts basis. An issuer may only serve one sales request in any given selling period. Since the issuer's common stock is currently trading below the minimum listing price, the Company is not firmly committed to sell any common stock as of December 31, 2001.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company had net capital of $19,785,924 at December 31, 2001, which exceeded the minimum requirement of $100,000 by $19,685,924.